UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bergantino, Jennifer J.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Marketing and Strategic Planning
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |09/17/|M   | |4,125             |A  |$10.3333   |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/17/|S   | |4,125             |D  |$33.8750   |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/17/|M   | |20,875            |A  |$9.0000    |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/17/|S   | |20,875            |D  |$33.8750   |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/20/|M   | |19,124            |A  |$9.0000    |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/20/|S   | |19,124            |D  |$33.9357   |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/20/|M   | |7,200             |A  |$9.4167    |                   |      |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/20/|S   | |7,200             |D  |$33.9357   |1,537              |D     |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$10.3333|09/17|M   | |4,125      |D  |03/1/|04/02|Common Stock|4,125  |       |0           |D  |            |
ion                   |        |/1999|    | |           |   |96 (1|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.0000 |09/17|M   | |20,875     |D  |03/1/|08/21|Common Stock|20,875 |       |0           |D  |            |
ion                   |        |/1999|    | |           |   |96 (2|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.0000 |09/20|M   | |19,124     |D  |03/1/|08/21|Common Stock|19,124 |       |0           |D  |            |
ion                   |        |/1999|    | |           |   |96  (|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |3)   |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.4167 |09/20|M   | |7,200      |D  |03/1/|03/03|Common Stock|7,200  |       |13,920 (5)  |D  |            |
ion                   |        |/1999|    | |           |   |97 (4|/07  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$25.6250|02/10|A   |V|16,000     |A  |03/1/|02/10|Common Stock|16,000 |       |16,000 (7)  |D  |            |
ion                   |        |/1999|    | |           |   |99 (6|/09  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$20.9375|05/17|A   |V|4,000      |A  |03/1/|05/17|Common Stock|4,000  |       |4,000 (9)   |D  |            |
ion                   |        |/1999|    | |           |   |99 (8|/09  |            |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Nonqualified Stock Opt|$24.3750|06/17|A   |V|10,000     |A  |03/1/|06/17|Common Stock|10,000 |       |10,000 (11) |D  |            |
ion                   |        |/1999|    | |           |   |99 (1|/09  |            |       |       |            |   |            |
                      |        |     |    | |           |   |0)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The option vests in equal monthly increments over a 60 month period commencing March 1, 1996, or sooner if accelerated vesting earnings per
share goals are achieved.              (2) The option vests in equal monthly
increments over a 60 month period commencing March 1, 1996, or sooner if accelerated vesting earnings per share goals are achieved.
(3)The option vests in equal monthly increments over a 60 month period commencing March 1, 1996, or sooner if accelerated vesting earnings per share
goals are achieved.               (4) The option vests in equal monthly
increments over a 60 month period commencing March 1, 1997.              (5) On
9/30/99, no options were vested.                    (6) The option vests in
equal monthly increments over a 60 month period commencing March 1, 1999.
           (7) On 9/30/99, options to purchase 1,867 shares were
vested.               (8) The option vests in equal monthly increments over a
60 month period commencing March 1, 1999.                  (9) On 9/30/99,
options to purchase 466 shares were vested.                  (10) The option
vests in equal monthly increments over a 60 month period commencing March
1, 1999.                    (11) On 9/30/99, options to purchase 1,166 shares
were vested.
SIGNATURE OF REPORTING PERSON
Jennifer Bergantino
DATE
10-07-1999